UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*

                          Security Bancorp, Inc.
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                            (Name of Issuer)

                Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                81377P109
                          --------------------
                             (CUSIP Number)

                               Joe H. Pugh
                          161 Florence Street
                      McMinnville, Tennessee 37110
                             (931) 815-8190
        --------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            January 31, 2002
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           SCHEDULE 13D

CUSIP No.  81377P109                                         Page 2 of 6 Pages
           ---------
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Joe H. Pugh                        Social Security Number     ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [  ]
     (b) [  ]       Not Applicable
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (See Instructions)

     PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [   ]
     TO ITEMS 2(d) OR 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7.   SOLE VOTING POWER

                     19,287 Shares
                --------------------------------------------------------------
  Number of     8.   SHARED VOTING POWER
   Shares
 Beneficially        11,479 Shares
  Owned By      --------------------------------------------------------------
    Each        9.   SOLE DISPOSITIVE POWER
  Reporting
   Person            19,287 Shares
                --------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,479 Shares
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,766 Shares
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12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions) [   ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     7.22%
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14.  TYPE OF REPORTING PERSON  (See Instructions)

     IN

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                                                              Page 3 of Page 6

Item 1. Security and Issuer

     This statement relates to the Common Stock of Security Bancorp, Inc. ("Corporation"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

          Security Bancorp, Inc.
          306 W. Main Street
          McMinnville, Tennessee 37110

Item 2.  Identity and Background

         (a) This Schedule 13D is filed on behalf of Joe H. Pugh, the Reporting Person.

         (b)  Mr. Pugh's business address is:

                  306 W. Main Street
                  McMinnville, Tennessee 37110

         (c) Mr. Pugh's principal occupation is President and Chief Executive Officer of the Corporation. Mr. Pugh also serves as a member of the Board of Directors of the Corporation.

         (d) During the last five years, Mr. Pugh has not been convicted in a criminal proceeding.

         (e) During the past five years, Mr. Pugh has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Pugh to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

         (f)  Mr. Pugh is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Pugh has purchased or acquired the shares described in his Schedule 13D with personal funds and other sources. Included in the aggregate amount owned of 30,766 are 2,798 shares of Common Stock Mr. Pugh received from the Corporation's Employee Stock Ownership Plan; 4,364 restricted shares of Common Stock awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period (1,748 shares that are unvested); 6,546 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of March 1, 2002; and 5,579 shares of Common Stock held in a 401(k) plan. The 11,479 shares of Common Stock which Mr. Pugh has shared voting and dispositive power with his wife were purchased with

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                                                              Page 4 of Page 6

personal funds. Within the last 60 days,Mr. Pugh purchased 120 shares at $19.00 per share through a private transaction.

Item 4.  Purpose of Transaction

     The Reporting Person purchased the Common Stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

     The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based on the Corporation's 425,919 shares of outstanding Common Stock, which reflects the Corporation's recent repurchase of 10,506 shares.

     (a) Mr. Pugh has beneficial ownership (as defined in Rule 13d-3) of 30,766 shares, or 7.22%, of the Corporation's Common Stock.

     (b)  1.   Sole power to vote or to direct vote: 19,287 shares

          Included in this amount are 2,798 shares of Common Stock Mr. Pugh received from the Corporation's Employee Stock Ownership Plan; 4,364 restricted shares of Common Stock awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period, with 1,748 shares that are unvested; 6,546 options granted pursuant to the Corporation's Stock Option Plan that are exercisable

                                                              Page 5 of Page 6

          within 60 days of March 1, 2002; and 5,579 shares of Common Stock held in a 401(k) plan.

          2. Shared power to vote or to direct vote: 11,479 shares (held jointly with his wife)
          3. Sole power to dispose or to direct the disposition: 17,539 shares (less the unvested restricted shares held in the Management Recognition Plan)
          4. Shared power to dispose or to direct disposition: 11,479 (held jointly with his wife)

     (c) On January 31, 2002, Mr. Pugh purchased 120 shares of the Corporation's Common Stock at $19.00 per share through a private transaction.
     (d)  Not applicable.
     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relations with Mr. Pugh and any other person with respect to the securities.

Item 7.   Material to be Filed as Exhibits

     None.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

       February 25, 2002           /s/Joe H. Pugh
-------------------------------    --------------------------------------
             Date                               Signature


                                   Joe H. Pugh
                                   President and Chief Executive Officer
                                   Security Bancorp, Inc.
                                   --------------------------------------
                                                Name/Title

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